Exhibit 99.2

December 13, 2015

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Change in Terms of a Credit Facility

Gazit-Globe Ltd. (the “Company”) is pleased to report that further to Exhibit 99.2 to its Current Report on Form 6-K that was furnished to the U.S. Securities and Exchange Commission on September 2, 2015, which is hereby incorporated by reference, regarding its efforts to reduce its credit facility with Bank Leumi Israel and a foreign bank it wholly owns (“Leumi”), whose term is until April 2016, which is for up to $250 million, and is secured by, among other things, pledges on a portion of the shares of Equity One, Inc. (“EQY”) held by the Company, that today it announced to Leumi, that with the sale of EQY shares as disclosed on Exhibit 99.1 to this Current Report on Form 6-K, the Company will not utilize more than $125 million dollars of the aforementioned credit facility.

As of the date hereof, the aforementioned credit facility has not been utilized, and it should also be noted that the Company and Leumi are conducting negotiations regarding extending the term of the aforementioned reduced credit facility.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.